CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s annual report on internal control over financial reporting” included in Management’s Discussion and Analysis for the year ended October 5, 2014. Management is also responsible for the preparation and presentation of other financial information included in the 2014 Annual Report and its consistency with the consolidated financial statements.

The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The consolidated financial statements have been independently audited by KPMG LLP, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, our auditors have issued an attestation report on the Company’s internal controls over financial reporting as at October 5, 2014. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

(S) Glenn J. Chamandy                                                                  (S) Laurence G. Sellyn
Glenn J. Chamandy                                                                           Laurence G. Sellyn
President and Chief Executive Officer                                           Executive Vice-President,
                      Chief Financial and Administrative Officer

December 9, 2014

GILDAN 2014 REPORT TO SHAREHOLDERS P.52

CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Gildan Activewear Inc.:

We have audited the accompanying consolidated financial statements of Gildan Activewear Inc. (the “Company”), which comprise the consolidated statements of financial position as at October 5, 2014 and September 29, 2013, the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Gildan Activewear Inc. as at October 5, 2014 and September 29, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at October 5, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 3, 2014 expressed an unqualified (unmodified) opinion on the effectiveness of the Company’s internal control over financial reporting.

Montréal, Canada
December 3, 2014

*CPA auditor, CA, public accountancy permit No. A110592 KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

GILDAN 2014 REPORT TO SHAREHOLDERS P.53

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.:

We have audited Gildan Activewear Inc.’s internal control over financial reporting as at October 5, 2014, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Gildan Activewear Inc.’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis for the year ended October 5, 2014. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of Management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Gildan Activewear Inc. maintained, in all material respects, effective internal control over financial reporting as of October 5, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Gildan Activewear Inc. acquired Doris Inc. (“Doris”) during 2014 and Management excluded from its assessment of the effectiveness of internal control over financial reporting as of October 5, 2014 Doris’ internal control over financial reporting associated with total assets of $131.3 million and total net sales of $21.0 million included in the consolidated financial statements of Gildan Activewear Inc. as at and for the year ended October 5, 2014. Our audit of internal control over financial reporting of Gildan Activewear Inc. also excluded the evaluation of the internal control over financial reporting of Doris.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Gildan Activewear Inc. as at October 5, 2014 and September 29, 2013 and the related consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years then ended, and our report dated December 3, 2014 expressed an unqualified (unmodified) opinion on those consolidated financial statements.

Montréal, Canada
December 3, 2014

*CPA auditor, CA, public accountancy permit No. A110592 KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

GILDAN 2014 REPORT TO SHAREHOLDERS P.54

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars)

	October 5,	September 29,
	2014	2013

Current assets:
Cash and cash equivalents (note 6)	$65,163	$97,368
Trade accounts receivable (note 7)	354,265	255,018
Income taxes receivable	1,439	700
Inventories (note 8)	779,407	595,794
Prepaid expenses and deposits	17,507	14,959
Assets held for sale (note 18)	5,839	5,839
Other current assets	23,784	11,034
Total current assets	1,247,404	980,712

Non-current assets:
Property, plant and equipment (note 9)	873,726	655,869
Intangible assets (note 10)	287,353	247,537
Goodwill (note 10)	176,445	150,099
Deferred income taxes (note 19)	-	1,443
Other non-current assets	8,116	7,991
Total non-current assets	1,345,640	1,062,939

Total assets	$2,593,044	$2,043,651

Current liabilities:
Accounts payable and accrued liabilities	$374,671	$289,414
Total current liabilities	374,671	289,414

Non-current liabilities:
Long-term debt (note 11)	157,000	-
Deferred income taxes (note 19)	349	-
Employee benefit obligations (note 12)	19,565	18,486
Provisions (note 13)	17,926	16,325
Total non-current liabilities	194,840	34,811

Total liabilities	569,511	324,225

Commitments, guarantees and contingent liabilities (note 24)

Equity:
Share capital	124,595	107,867
Contributed surplus	20,778	28,869
Retained earnings	1,885,892	1,583,346
Accumulated other comprehensive income	(7,732)	(656)
Total equity attributable to shareholders of the Company	2,023,533	1,719,426

Total liabilities and equity	$2,593,044	$2,043,651

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(S) Glenn J. Chamandy	(S) Russell Goodman
Glenn J. Chamandy	Russell Goodman
Director	Director

GILDAN 2014 REPORT TO SHAREHOLDERS P.55

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Years ended October 5, 2014 and September 29, 2013
(in thousands of U.S. dollars, except per share data)

	2014	2013

Net sales	$2,359,994	$2,184,303
Cost of sales	1,701,311	1,550,266

Gross profit	658,683	634,037

Selling, general and administrative expenses (note 17(a))	286,015	282,563
Restructuring and acquisition-related costs (note 18)	3,247	8,788

Operating income	369,421	342,686

Financial expenses, net (note 15(c))	2,897	12,013
Equity earnings in investment in joint venture	-	(46)

Earnings before income taxes	366,524	330,719

Income tax expense (note 19)	6,972	10,541

Net earnings	359,552	320,178

Other comprehensive income (loss), net of related income taxes
Cash flow hedges (note 15(d))	(7,076)	6,419
Actuarial (loss) gain on employee benefit obligations (note 12)	(3,614)	436
	(10,690)	6,855

Comprehensive income	$348,862	$327,033

Earnings per share:
Basic (note 20)	$2.95	$2.64
Diluted (note 20)	$2.92	$2.61

See accompanying notes to consolidated financial statements.

GILDAN 2014 REPORT TO SHAREHOLDERS P.56

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years ended October 5, 2014 and September 29, 2013
(in thousands or thousands of U.S. dollars)

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, September 30, 2012	121,386	$101,113	$25,579	$(7,075)	$1,306,724	$1,426,341

Share-based compensation	-	-	8,179	-	-	8,179
Shares issued under employee share
purchase plan	24	927	-	-	-	927
Shares issued pursuant to exercise of
stock options	195	6,955	(1,779)	-	-	5,176
Shares issued or distributed pursuant to
vesting of restricted share units	299	8,493	(8,493)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs (note 14(e))	(278)	(9,621)	5,114	-	-	(4,507)
Dividends declared	-	-	269	-	(43,992)	(43,723)
Transactions with shareholders of the
Company recognized directly in equity	240	6,754	3,290	-	(43,992)	(33,948)

Cash flow hedges (note 15(d))	-	-	-	6,419	-	6,419
Actuarial gain on employee benefit
obligations (note 12)	-	-	-	-	436	436
Net earnings	-	-	-	-	320,178	320,178
Comprehensive income	-	-	-	6,419	320,614	327,033
Balance, September 29, 2013	121,626	$107,867	$28,869	$(656)	$1,583,346	$1,719,426

Share-based compensation	-	-	10,099	-	-	10,099
Shares issued under employee share
purchase plan	21	1,117	-	-	-	1,117
Shares issued pursuant to exercise of
stock options	118	4,617	(1,310)	-	-	3,307
Shares issued or distributed pursuant to
vesting of restricted share units	859	25,475	(25,475)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs (note 14(e))	(300)	(14,481)	8,383	-	-	(6,098)
Dividends declared	-	-	212	-	(53,392)	(53,180)
Transactions with shareholders of the
Company recognized directly in equity	698	16,728	(8,091)	-	(53,392)	(44,755)

Cash flow hedges (note 15(d))	-	-	-	(7,076)	-	(7,076)
Actuarial loss on employee benefit
obligations (note 12)	-	-	-	-	(3,614)	(3,614)
Net earnings	-	-	-	-	359,552	359,552
Comprehensive income	-	-	-	(7,076)	355,938	348,862
Balance, October 5, 2014	122,324	$124,595	$20,778	$(7,732)	$1,885,892	$2,023,533

See accompanying notes to consolidated financial statements.

GILDAN 2014 REPORT TO SHAREHOLDERS P.57

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended October 5, 2014 and September 29, 2013
(in thousands of U.S. dollars)

	2014	2013

Cash flows from (used in) operating activities:
Net earnings	$359,552	$320,178
Adjustments to reconcile net earnings to cash flows from
operating activities (note 22(a))	93,629	109,023
	453,181	429,201
Changes in non-cash working capital balances:
Trade accounts receivable	(90,549)	2,986
Income taxes	(628)	(392)
Inventories	(149,231)	(38,092)
Prepaid expenses and deposits	(1,863)	(1,098)
Other current assets	(8,144)	(1,896)
Accounts payable and accrued liabilities	61,334	36,447
Cash flows from operating activities	264,100	427,156

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(286,553)	(162,643)
Purchase of intangible assets	(6,150)	(4,315)
Business acquisitions (note 5)	(101,732)	(8,027)
Proceeds on disposal of assets held for sale and property,
plant and equipment	4,894	2,849
Cash flows used in investing activities	(389,541)	(172,136)

Cash flows from (used in) financing activities:
Increase (decrease) in amounts drawn under revolving
long-term bank credit facility	157,000	(181,000)
Dividends paid	(53,180)	(43,723)
Proceeds from the issuance of shares	4,316	6,014
Share repurchases for future settlement of non-Treasury
RSUs (note 14(e))	(14,481)	(9,621)
Cash flows from (used in) financing activities	93,655	(228,330)

Effect of exchange rate changes on cash and cash equivalents
denominated in foreign currencies	(419)	268
Net (decrease) increase in cash and cash equivalents during the year	(32,205)	26,958
Cash and cash equivalents, beginning of year	97,368	70,410
Cash and cash equivalents, end of year	$65,163	$97,368

Cash paid during the year (included in cash flows from operating activities):
Interest	$2,108	$4,278
Income taxes	10,704	9,340

Supplemental disclosure of cash flow information (note 22)

See accompanying notes to consolidated financial statements.

GILDAN 2014 REPORT TO SHAREHOLDERS P.58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 5, 2014 and September 29, 2013
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28 of each year. Beginning in fiscal 2015, the Company’s fiscal year will end on the Sunday closest to December 31 of each year. As a result, fiscal 2015 will be a transition year, and will include 15 months of operations, beginning on October 6, 2014 and ending on January 3, 2016.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. The consolidated financial statements for the years ended October 5, 2014 and September 29, 2013 include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:
The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements for the fiscal year ended October 5, 2014 were authorized for issuance by the Board of Directors of the Company on December 3, 2014.

(b)	Basis of measurement:
The consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated statements of financial position:
•	Derivative financial instruments which are measured at fair value;
•	Assets held for sale which are stated at the lower of carrying amount and fair value less costs to sell;
•	Liabilities for cash-settled share-based payment arrangements which are measured at fair value;
•	Employee benefit obligations related to defined benefit plans which are measured as the net total of the fair value of plan assets and the present value of the defined benefit obligations;
•	Provisions for decommissioning, site restoration costs and onerous contracts which are measured at the present value of the expenditures expected to be required to settle the obligation;
•	Contingent consideration in connection with a business combination which is measured at fair value; and
•	Identifiable assets acquired and liabilities assumed in connection with a business combination which are initially measured at fair value.

The functional and presentation currency of the Company and all its subsidiaries is the U.S. dollar.

(c)	Initial application of new or amended accounting standards:
On September 30, 2013, the Company adopted the following new or amended accounting standards.

(i)
IFRS 10, Consolidated Financial Statements replaces SIC-12, Consolidation - Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. The adoption of IFRS 10 did not have an impact on the Company’s consolidated financial statements.

(ii)
IFRS 11, Joint Arrangements supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as was the case under IAS 31. The adoption of IFRS 11 did not have an impact on the Company’s consolidated financial statements.

GILDAN 2014 REPORT TO SHAREHOLDERS P.59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. BASIS OF PREPARATION (continued):

(c)	Initial application of new or amended accounting standards (continued):

(iii)
IFRS 12, Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The required disclosures are provided in note 3(a)(ii) and note 23 in these consolidated financial statements.

(iv)
IFRS 13, Fair Value Measurement improves consistency and reduces complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The adoption of IFRS 13 did not result in any measurement adjustments or changes to our valuation techniques to determine fair value. The required disclosures are provided in note 15 to these consolidated financial statements.

(v)
IAS 19 (Revised), Employee Benefits requires, among other changes, entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post-employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 (Revised) enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The adoption of the amendments to IAS 19 (Revised) did not have an impact on the Company’s consolidated financial statements.

In addition, on March 31, 2014, the Company early adopted IFRS 9, Financial Instruments (2013). This standard establishes principles for the financial reporting classification of financial assets and financial liabilities. This standard also incorporates a new hedging model which increases the scope of hedged items eligible for hedge accounting and removes the requirements for quantitative thresholds when calculating hedge effectiveness, allowing flexibility in how an economic relationship is demonstrated. This new standard also increases required disclosures about an entity’s risk management strategy, cash flows from hedging activities and the impact of hedge accounting on the consolidated financial statements.

IFRS 9 (2013) uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 (2013) is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9 (2013).

IFRS 9 (2013) does not require restatement of comparative periods. The adoption of IFRS 9 (2013) did not result in any measurement adjustments to our financial assets and financial liabilities, and did not result in any changes in the eligibility for hedge accounting and the accounting for the derivative financial instruments designated as effective hedging instruments at the transition date. We have reviewed our significant accounting policies for financial instruments, derivative financial instruments, and hedging relationships to align them with IFRS 9 (2013).

The following summarizes the classification and measurement changes for the Company’s non-derivative financial assets and financial liabilities as a result of the adoption of IFRS 9 (2013).

	Category under IAS 39	Category under IFRS 9

Financial assets:
Cash and cash equivalents	Loans and receivables	Amortized cost
Trade accounts receivable	Loans and receivables	Amortized cost
Other current assets	Loans and receivables	Amortized cost
Long-term non-trade receivables
included in other non-current assets	Loans and receivables	Amortized cost

Financial liabilities:
Accounts payable and accrued
liabilities	Other financial liabilities	Amortized cost
Long-term debt - bearing interest
at variable rates	Other financial liabilities	Amortized cost

GILDAN 2014 REPORT TO SHAREHOLDERS P.60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. BASIS OF PREPARATION (continued):

(c)	Initial application of new or amended accounting standards (continued):

As at March 31, 2014 and September 29, 2013, the Company had derivative financial assets and derivative financial liabilities designated as effective hedging instruments, measured at fair value, included in other current assets and accounts payable and accrued liabilities. The accounting for our financial instruments and the line item in which they are included in the consolidated statement of financial position were unaffected by the adoption of IFRS 9 (2013) upon transition.

3. SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation:

(i)    Business combinations:
Business combinations are accounted for using the acquisition method. Accordingly, the consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any debt and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or a liability that is a financial instrument is remeasured at fair value, with any resulting gain or loss recognized in the consolidated statement of earnings and comprehensive income. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed as incurred and are included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in an acquired company either at fair value or at the non-controlling interest’s proportionate share of the acquired company’s net identifiable assets. The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and non-controlling interest recognized is less than the fair value of the net assets of the business acquired, a purchase gain is recognized immediately in the consolidated statement of earnings and comprehensive income.

(ii)   Subsidiaries:
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company. Intragroup transactions, balances and unrealized gains or losses on transactions between group companies are eliminated.

The Company’s principal subsidiaries, their jurisdiction of incorporation, and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of Incorporation	Ownership percentage
Gildan Activewear SRL	Barbados	100%
Gildan USA Inc.	Delaware	100%
Gildan Yarns, LLC	Delaware	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Gildan Apparel (Canada) LP	Ontario	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%
Gildan Apparel USA Inc.	Delaware	100%
Gildan Activewear Honduras Textile Company, S. de R.L.	Honduras	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
A.K.H., S. de R. L.	Honduras	100%

GILDAN 2014 REPORT TO SHAREHOLDERS P.61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(a)	Basis of consolidation (continued):

The Company has no other subsidiaries representing individually more than 10% of the total consolidated assets and 10% of the consolidated net sales of the Company, or in the aggregate more than 20% of the total consolidated assets and the consolidated net sales of the Company as at and for the year ended October 5, 2014.

(iii)  Investment in a joint venture:
Investments in jointly controlled entities are accounted for using the equity method. Under the equity method of accounting, the investment in a joint venture is initially recognized in the consolidated statement of financial position at cost and subsequently adjusted to recognize the Company’s share of the post-acquisition earnings in the consolidated statement of earnings and comprehensive income. Dividends received from an equity accounted investee are deducted from the carrying amount of the investment when the dividends are declared. Unrealized gains on transactions between the Company and the joint venture are eliminated to the extent of the Company’s interest in the joint venture. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint venture are modified where necessary to ensure consistency with the policies adopted by the Company.

The Company’s previous investment in a yarn spinning joint venture with Frontier Spinning Mills, Inc., CanAm Yarns, LLC (“CanAm”) was considered a jointly controlled entity over which the Company exercised joint control, until the Company acquired the remaining 50% interest on October 29, 2012.

(b)	Foreign currency translation:
Monetary assets and liabilities of the Company’s Canadian and foreign operations denominated in currencies other than the U.S. dollar are translated using exchange rates in effect at the reporting date. Non-monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the rates prevailing at the respective transaction dates. Income and expenses denominated in currencies other than U.S. dollars are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in net earnings, and presented in the statement of earnings and comprehensive income within financial expenses.

(c)	Cash and cash equivalents:
The Company considers all liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

(d)	Trade accounts receivable:
Trade accounts receivable consist of amounts due from our normal business activities. An allowance for doubtful accounts is maintained to reflect expected credit losses. Bad debts are provided for based on collection history and specific risks identified on a customer-by-customer basis. Uncollected accounts are written off through the allowance for doubtful accounts.

(e)	Inventories:
Inventories are stated at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle. Inventory costs include the purchase price and other costs directly related to the acquisition of raw materials and spare parts held for use in the manufacturing process, and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Normal capacity is the average production expected to be achieved during the fiscal year, under normal circumstances. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Raw materials, work in progress and spare parts inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost.

(f)	Assets held for sale:
Non-current assets which are classified as assets held for sale, are reported in current assets in the statement of financial position, when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. Assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell.

GILDAN 2014 REPORT TO SHAREHOLDERS P.62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(g)	Property, plant and equipment:
Property, plant and equipment are initially recorded at cost, and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of an asset. The cost of self-constructed assets includes the cost of materials and direct labour, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes, when applicable, the initial present value estimate of the costs of decommissioning or dismantling and removing the asset and restoring the site on which it is located at the end of its useful life, and any applicable borrowing costs, and is amortized over the remaining life of the underlying asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of other equipment. Subsequent costs are included in an asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. When property, plant and equipment are replaced, they are fully written down. Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the statement of earnings and comprehensive income.

Land is not depreciated. The cost of property, plant and equipment less its residual value, if any, is depreciated on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Buildings and improvements	5 to 40 years
Manufacturing equipment	3 to 10 years
Other equipment, including aircraft	2 to 25 years

Significant components of plant and equipment which are identified as having different useful lives are depreciated separately over their respective useful lives. Depreciation methods, useful lives and residual values, if applicable, are reviewed and adjusted, if appropriate, on a prospective basis at the end of each fiscal year.

Assets not yet utilized in operations include expenditures incurred to date for plant constructions or expansions which are still in process and equipment not yet placed into service as at the reporting date. Depreciation on these assets commences when the assets are available for use.

Borrowing costs
Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and ready for its intended use. All other borrowing costs are recognized as financial expenses in the consolidated statement of earnings and comprehensive income as incurred. The Company had no capitalized borrowing costs as at October 5, 2014 and September 29, 2013.

(h)	Intangible assets:
Definite life intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets include identifiable intangible assets acquired in a business combination, and consist of customer contracts and customer relationships, license agreements, and trademarks. Intangible assets also include computer software that is not an integral part of the related hardware. Indefinite life intangible assets represent intangible assets which the Company controls, which have no contractual or legal expiration date, and therefore are not amortized as there is no foreseeable time limit to their useful economic life. An assessment of indefinite life intangible assets is performed annually to determine whether events and circumstances continue to support an indefinite useful life, and any change in the useful life assessment from indefinite to finite is accounted for as a change in accounting estimate on a prospective basis. Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful-lives:

GILDAN 2014 REPORT TO SHAREHOLDERS P.63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(h)	Intangible assets (continued):

Asset	Useful life
Customer contracts and customer relationships	7 to 20 years
License agreements	7 to 10 years
Computer software	4 to 7 years

Trademarks are not amortized as they are considered to be indefinite life intangible assets.

The costs of information technology projects that are directly attributable to the design and testing of identifiable and unique software products, including internally developed computer software are recognized as intangible assets when the following criteria are met:
•	it is technically feasible to complete the software product so that it will be available for use;
•	management intends to complete the software product and use it;
•	there is an ability to use the software product;
•	it can be demonstrated how the software product will generate probable future economic benefits;
•	adequate technical, financial and other resources to complete the development and to use the software product are available; and
•	the expenditures attributable to the software product during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense in the consolidated statement of earnings and comprehensive income as incurred.

(i)	Goodwill:
Goodwill is measured at cost less accumulated impairment losses, if any. Goodwill arises on business combinations and is measured as the excess of the consideration transferred and the recognized amount of the non-controlling interest in the acquired business, if any, over the fair value of identifiable assets acquired and liabilities assumed of an acquired business.

(j)	Impairment of non-financial assets:
Non-financial assets that have an indefinite useful life such as goodwill and trademarks are not subject to amortization and are therefore tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. Assets that are subject to amortization are assessed at the end of each reporting period as to whether there is any indication of impairment, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s value in use and fair value less costs to sell. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case assets are grouped at the lowest levels for which there are separately identifiable cash inflows (i.e. cash-generating units or CGUs).

In assessing value in use, the estimated future cash flows expected to be derived from the asset or CGU by the Company are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset and or the CGU. In assessing a CGU’s fair value less costs to sell, the Company uses the best information available to reflect the amount that the Company could obtain, at the time of the impairment test, from the disposal of the asset or CGU in an arm’s length transaction between knowledgeable, willing parties, after deducting the estimated costs of disposal.

For the purpose of testing goodwill for impairment, goodwill acquired in a business combination is allocated to a CGU or a group of CGUs that is expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquired company are assigned to those CGUs. Impairment losses recognized are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses are recognized in the statement of earnings and comprehensive income.

GILDAN 2014 REPORT TO SHAREHOLDERS P.64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(j)	Impairment of non-financial assets (continued):

Reversal of impairment losses
A goodwill impairment loss is not reversed. Impairment losses on non-financial assets other than goodwill recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(k)	Financial instruments:
The Company initially recognizes financial assets on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Company classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Financial assets
Financial assets are classified into the following categories, and depend on the purpose for which the financial assets were acquired.

(i)	Financial assets measured at amortized cost
A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:
•	The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
•	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.

The Company currently classifies its cash and cash equivalents, trade accounts receivable, certain other current assets (excluding derivative financial instruments designated as effective hedging instruments), and long-term non-trade receivables as financial assets measured at amortized cost. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

(ii)	Financial assets measured at fair value
These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. However, for investments in equity instruments that are not held for trading, the Company may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment. The Company currently has no significant financial assets measured at fair value.

Financial liabilities
Financial liabilities are classified into the following categories.

(iii)	Financial liabilities measured at amortized cost
A financial liability is subsequently measured at amortized cost, using the effective interest method. The Company currently classifies accounts payable and accrued liabilities (excluding derivative financial instruments designated as effective hedging instruments), and long-term debt which bears interest at variable rates, as financial liabilities measured at amortized cost.

(iv)	Financial liabilities measured at fair value
Financial liabilities at fair value are initially recognized at fair value and are re-measured at each reporting date with any changes therein recognized in net earnings. The Company currently classifies its contingent consideration in connection with a business acquisition as a financial liability measured at fair value.

GILDAN 2014 REPORT TO SHAREHOLDERS P.65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(k)	Financial instruments (continued):

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Fair value of financial instruments
Financial instruments measured at fair value use the following fair value hierarchy to prioritize the inputs used in measuring fair value:
•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data.

Impairment of financial assets
The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated statement of earnings and comprehensive income.

(l)	Derivative financial instruments and hedging relationships:
The Company enters into derivative financial instruments to hedge its market risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings.

Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in net earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

GILDAN 2014 REPORT TO SHAREHOLDERS P.66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(l)	Derivative financial instruments and hedging relationships (continued):

Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect net earnings, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in accumulated other comprehensive income as part of equity. The amount recognized in other comprehensive income is removed and included in net earnings under the same line item in the consolidated statement of earnings and comprehensive income as the hedged item, in the same period that the hedged cash flows affect net earnings. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net earnings. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income remains in accumulated other comprehensive income until the forecasted transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in net earnings.

When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to net earnings in the same period that the hedged item affects net earnings.

Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in net earnings, together with any changes in the fair value of the hedged asset, liability or firm commitment that are attributable to the hedged risk. The change in fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the statement of earnings and comprehensive income or in the statement of financial position caption relating to the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

Embedded derivatives
Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Other derivatives
When a derivative financial instrument is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in net earnings.

(m)	Accounts payable and accrued liabilities:
Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Accounts payable and accrued liabilities are classified as current liabilities if payment is due within one year, otherwise, they are presented as non-current liabilities.

(n)	Long-term debt:
Long-term debt is recognized initially at fair value, and is subsequently carried at amortized cost. Initial facility fees are deferred and treated as an adjustment to the instrument's effective interest rate and recognized as an expense over the instrument's estimated life if it is probable that the facility will be drawn down. However, if it is not probable that a facility will be drawn down for its entire term, then the fees are considered service fees and are deferred and recognized as an expense on a straight-line basis over the commitment period.

The Company classifies its existing revolving long-term bank credit facility as a non-current liability on the basis that the Company has the discretion to refinance or rollover amounts drawn under the facility for at least twelve months following the reporting date.

GILDAN 2014 REPORT TO SHAREHOLDERS P.67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(o)	Employee benefits:

Short-term employee benefits
Short-term employee benefits include wages, salaries, commissions, compensated absences and bonuses. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. Short-term employee benefit obligations are included in accounts payable and accrued liabilities.

Defined contribution plans
The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred. Benefits are also provided to employees through defined contribution plans administered by the governments in the countries in which the Company operates. The Company’s contributions to these plans are recognized in the period when services are rendered.

Defined benefit plans
The Company maintained a funded qualified defined benefit plan (“Retirement Plan”) covering certain employees of Gold Toe. The Retirement Plan was frozen on January 1, 2007, and as such no additional employees became participants in the Retirement Plan and existing participants in the Retirement Plan ceased accruing any additional benefits after that date. The Retirement Plan termination was approved in the fourth quarter of fiscal 2013, and the final wind-up took place in the fourth quarter of fiscal 2014. The pension obligation was actuarially determined using the projected benefit method to determine plan obligations and related periodic costs.

The Company also maintains a liability for statutory severance and pre-notice benefit obligations for active employees located in the Caribbean Basin and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.

Liabilities related to defined benefit plans are included in employee benefit obligations in the consolidated statement of financial position. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly to other comprehensive income in the period in which they arise, and are immediately transferred to retained earnings without reclassification to net earnings in a subsequent period.

(p)	Provisions:
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as financial expense.

Decommissioning and site restoration costs
The Company recognizes decommissioning and site restoration obligations for future removal and site restoration costs associated with the restoration of certain property and plant should it decide to discontinue some of its activities.

Onerous contracts
A provision for onerous contracts is recognized if the unavoidable costs of meeting the obligations specified in a contractual arrangement exceed the economic benefits expected to be received from the contract. Provisions for onerous contracts are measured at the lower of the cost of fulfilling the contract and the expected cost of terminating the contract.

GILDAN 2014 REPORT TO SHAREHOLDERS P.68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(q)	Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such common shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

(r)	Dividends declared:
Dividends declared to the Company’s shareholders are recognized as a liability in the consolidated statement of financial position in the period in which the dividends are approved by the Company’s Board of Directors.

(s)	Revenue recognition:
Revenue is recognized upon shipment of products to customers, since title passes upon shipment, and to the extent that the selling price is fixed or determinable. At the time of sale, estimates are made for customer price discounts and volume rebates based on the terms of existing programs. Sales are recorded net of these program costs and estimated sales returns, which are based on historical experience, current trends and other known factors, and exclude sales taxes. New sales incentive programs which relate to sales made in a prior period are recognized at the time the new program is introduced.

(t)	Cost of sales and gross profit:
Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the cost of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Gross profit is the result of net sales less cost of sales. The Company’s gross profit may not be comparable to gross profit as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

(u)	Selling, general and administrative expenses:
Selling, general and administrative (“SG&A”) expenses include warehousing and handling costs, selling and administrative personnel costs, co-op advertising and marketing expenses, costs of leased non-manufacturing facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include bad debt expense and amortization of intangible assets.

(v)	Product introduction expenditures:
Product introduction expenditures are one-time fees paid to retailers to allow the Company’s products to be placed on store shelves. These fees are recognized as a reduction in revenue. If the Company receives a benefit over a period of time and the fees are directly attributable to the product placement, and certain other criteria are met, these fees are recorded as an asset and are amortized as a reduction of revenue over the term of the arrangement. The Company evaluates the recoverability of these assets on a quarterly basis.

(w)	Restructuring and acquisition-related costs:
Restructuring and acquisition-related costs are expensed when incurred, or when a legal or constructive obligation exists. Restructuring and acquisition-related costs are comprised of costs directly related to the closure of business locations or the relocation of business activities, changes in management structure, as well as transaction and integration costs incurred pursuant to business acquisitions. The nature of expenses included in restructuring and acquisition-related costs include: severance and termination benefits, including the termination of employee benefit plans; gains or losses from the re-measurement and disposal of assets held for sale; facility exit and closure costs; costs incurred to eliminate redundant business activities pursuant to business acquisitions; legal, accounting and other professional fees (excluding costs of issuing debt or equity) directly incurred in connection with a business acquisition; purchase gains on business acquisitions; losses on business acquisitions achieved in stages; contingent amounts payable to selling shareholders under their employment agreements pursuant to a business acquisition; and the remeasurement of liabilities related to contingent consideration incurred in connection with a business acquisition.

GILDAN 2014 REPORT TO SHAREHOLDERS P.69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(x)	Cotton and cotton-based yarn procurements:
The Company contracts to buy cotton and cotton-based yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments as they are entered into for purchase and receipt in accordance with the Company’s expected usage requirements, and therefore are not measured at fair value. The Company commits to fixed prices on a percentage of its cotton and cotton-based yarn requirements up to eighteen months in the future. If the cost of committed prices for cotton and cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.

(y)	Government assistance:
Government assistance is recognized only when there is reasonable assurance the Company will comply with all related conditions for receipt of the assistance. Government assistance, including grants and tax credits, related to operating expenses is accounted for as a reduction to the related expenses. Government assistance, including monetary and non-monetary grants and tax credits related to the acquisition of property, plant and equipment, is accounted for as a reduction of the cost of the related property, plant and equipment, and is recognized in net earnings using the same methods, periods and rates as for the related property, plant and equipment. The amount of government assistance recognized in fiscal 2014 and fiscal 2013 was not significant.

(z)	Financial expenses (income):
Financial expenses (income) include: interest expense on borrowings, including realized gains and/or losses on interest rate swaps designated for hedge accounting; bank and other financial charges; interest income on funds invested; accretion of interest on discounted provisions; net foreign currency losses and/or gains; and losses and/or gains on financial derivatives that do not meet the criteria for effective hedge accounting.

(aa)	Income taxes:
Income tax expense is comprised of current and deferred income taxes, and is included in net earnings except to the extent that it relates to a business acquisition, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The Company recognizes deferred income tax assets for unused tax losses, and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are derecognized to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax is provided on temporary differences arising on the Company’s investments in subsidiaries, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss at the time of the transaction, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

In determining the amount of current and deferred income taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions, due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes.

GILDAN 2014 REPORT TO SHAREHOLDERS P.70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(bb)	Earnings per share:
Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding for the period adjusted to include the dilutive impact of stock options and restricted share units. The number of additional shares is calculated by assuming that all common shares held in trust for the purpose of settling Non-treasury restricted share units have been delivered, all dilutive outstanding options are exercised and all dilutive outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized share-based compensation which is considered to be assumed proceeds, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized share-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.

(cc)	Share based payments:

Stock options and Treasury restricted share units
Stock options and Treasury restricted share units are equity settled share based payments, which are measured at fair value at the grant date. For stock options, the compensation cost is measured using the Black-Scholes option pricing model, and is expensed over the award's vesting period. For Treasury restricted share units, compensation cost is measured at the fair value of the underlying common share, and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options and the vesting of Treasury restricted share units, the corresponding amounts previously credited to contributed surplus are transferred to share capital. Stock options and Treasury restricted share units that are dilutive and meet the non-market performance conditions as at the reporting date are considered in the calculation of diluted earnings per share, as per note 3(bb) to these consolidated financial statements.

Non-Treasury restricted share units expected to be settled in cash
Non-Treasury restricted share units are expected to be settled in cash, except to the extent that common shares have been purchased on the open market and held in a trust for the purpose of settling the Non-Treasury restricted share units in shares in lieu of cash. Non-Treasury restricted share units expected to be settled in cash are accounted for as cash settled awards, with the recognized compensation expense included in accounts payable and accrued liabilities. Compensation expense is initially measured at fair value at the grant date and is recognized in net earnings over the vesting period. The liability is remeasured at fair value, based on the market price of the Company’s common shares, at each reporting date. Remeasurements during the vesting period are recognized immediately to net earnings to the extent that they relate to past services, and recognition is amortized over the remaining vesting period to the extent that they relate to future services. The cumulative compensation cost that will ultimately be recognized is the fair value of the Company's shares at the settlement date.

Non-Treasury restricted share units expected to be settled in common shares
Non-Treasury restricted share units are expected to be settled in common shares only when common shares have been purchased on the open market and held in a trust for the purpose of settling a corresponding amount of non-Treasury restricted share units in common shares in lieu of cash. At the time common shares are purchased on the open market and designated for future settlement of a corresponding amount of non-Treasury restricted share units, any accumulated accrued compensation expense previously credited to accounts payable and accrued liabilities for such non-Treasury restricted share units is transferred to contributed surplus, and compensation expense continues to be recognized over the remaining vesting period, based on the purchase cost of the common shares that are held in trust, with a corresponding increase to contributed surplus. In addition, the common shares purchased by the trust are considered as being temporarily held in treasury, as described in note 14(e) to these consolidated financial statements. Upon delivery of the common shares for settlement of vesting non-Treasury restricted share units, the corresponding amounts in contributed surplus representing the accumulated accrued compensation expense are transferred to share capital.

GILDAN 2014 REPORT TO SHAREHOLDERS P.71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(cc)	Share based payments (continued):

Estimates for forfeitures and performance conditions
The measurement of compensation expense for stock options, Treasury restricted share units and non-Treasury restricted share units is net of estimated forfeitures. For the portion of Treasury restricted share units and Non-Treasury restricted share units that are issuable based on non-market performance conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Deferred share unit plan
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors, who receive a portion of their compensation in the form of deferred share units (“DSUs”). These DSUs are cash settled awards, and are initially recognized in net earnings based on fair value at the grant date. The DSU obligation is included in accounts payable and accrued liabilities and is re-measured at fair value, based on the market price of the Company’s common shares, at each reporting date.

Employee share purchase plans
For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of common shares is also recorded as an increase to share capital.

(dd)	Leases:
Leases in which a significant portion of the risks and rewards of ownership are not assumed by the Company are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to net earnings on a straight-line basis over the lease term.

Leases of property, plant and equipment where the Company has substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Determining whether an arrangement contains a lease
At inception of an arrangement where the Company receives the right to use an asset, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Company the right to control the use of the underlying asset.

(ee)	Use of estimates and judgments:
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies:

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash generating units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Printwear, Branded Apparel and Yarn-Spinning.

GILDAN 2014 REPORT TO SHAREHOLDERS P.72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(ee)	Use of estimates and judgments (continued):

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for doubtful accounts
The Company makes an assessment of whether accounts receivable are collectable, which considers the credit-worthiness of each customer, taking into account each customer’s financial condition and payment history in order to estimate an appropriate allowance for doubtful accounts. Furthermore, these estimates must be continuously evaluated and updated. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company may be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

Inventory valuation
The Company regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, discontinued, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected, or if liquidation of the inventory which is no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required.

Business combinations
Business combinations are accounted for in accordance with the acquisition method. On the date that control is obtained, the identifiable assets, liabilities and contingent liabilities of the acquired company are measured at their fair value. Depending on the complexity of determining these valuations, the Company uses appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

Recoverability and impairment of non-financial assets
The calculation of value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, capital expenditures, working capital requirements, cash flows and the selection of an appropriate discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results as well as discount rates which are used to reflect market based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, adverse changes in third party licensing arrangements, and changes in economic conditions can result in actual useful lives and future cash flows differing significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions, and if associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets.

GILDAN 2014 REPORT TO SHAREHOLDERS P.73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(ee)	Use of estimates and judgments (continued):

Measurement of the estimate of expected costs for decommissioning and site restoration
The measurement of the provision for decommissioning and site restoration costs requires assumptions to be made including expected timing of the event which would result in the outflow of resources, the range of possible methods of decommissioning and site restoration, and the expected costs that would be incurred to settle any decommissioning and site restoration liabilities. The Company has measured the provision using the present value of the expected costs which requires assumptions on the discount rate to use. Revisions to any of the assumptions and estimates used by management may result in changes to the expected expenditures to settle the liability which would require adjustments to the provision which may have an impact on the operating results of the Company in the period the change occurs.

Income taxes
The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Levies
In May 2013, the IASB released IFRIC 21, Levies, which provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow of resources from an entity imposed by a government in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes, and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recorded before the specified minimum threshold is reached. IFRIC 21 will be effective for the Company’s fiscal year beginning on October 6, 2014, and is to be applied retrospectively. The Company is currently assessing the impact of the adoption of this interpretation on its consolidated financial statements.

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled to in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service). IFRS 15 will be effective for the Company’s fiscal year beginning on January 2, 2017, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

GILDAN 2014 REPORT TO SHAREHOLDERS P.74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS:

Doris Inc.

On July 7, 2014, the Company acquired substantially all of the operating assets and assumed certain liabilities of Doris Inc. (“Doris”) for cash consideration of $101.7 million, plus additional contingent payments of up to $9.4 million, payable based on the achievement of targets for growth in sales revenues for a three-year period from the date of the acquisition. The acquisition was financed by the utilization of the Company’s revolving long-term bank credit facility. Doris is a marketer and manufacturer of branded sheer hosiery, legwear and shapewear products to retailers in Canada and the United States. The acquisition immediately provides Gildan with an established sales organization and a platform for retail distribution of the Gildan® and Gold Toe® brands in Canada. In addition, the acquisition further enhances and expands the Company’s consumer brand portfolio within its existing U.S. retail distribution network and further broadens the Company’s retail distribution network in the United States due to Doris’ strong presence in the food and drug channel. The Company believes this acquisition also represents a first step in building a ladies' intimate apparel platform over time.

The Company accounted for the acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of inventories acquired, and the related income tax effects, which the Company expects to finalize by the end of the second quarter of fiscal 2015. Goodwill is attributable primarily to Doris’ assembled workforce, expected synergies, and management reputation and expertise, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is partially deductible for tax purposes.

The following table summarizes the amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$10,504
Inventories	28,214
Other current assets	685
Property, plant and equipment	5,951
Intangible assets (i)	50,892
96,246

Liabilities assumed:
Accounts payable and accrued liabilities	(9,570)
Deferred income taxes	(4,890)
(14,460)

Goodwill	26,346
Net assets acquired at fair value	108,132

Cash consideration paid at closing	101,732
Fair value of contingent consideration	6,400
$108,132

(i)
The intangible assets acquired are comprised of customer relationships in the amount of $33.0 million, which are being amortized on a straight line basis over their estimated useful lives of twenty years, license agreements in the amount of $2.3 million, which are being amortized on a straight line basis over their estimated useful lives of ten years and trademarks in the amount of $15.6 million, which are not being amortized as they are considered to be indefinite life intangible assets.

The fair value of acquired trade accounts receivable was $10.5 million. Gross contractual amounts receivable were $10.7 million and the best estimate at the date of acquisition of the contractual cash flows not expected to be collected amounted to $0.2 million.

GILDAN 2014 REPORT TO SHAREHOLDERS P.75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS (continued):

Doris Inc. (continued)

The contingent consideration at the date of acquisition is comprised of a holdback of $9.4 million, payable based on the achievement of targets for growth in sales revenues for a three-year period from the date of the acquisition. The contingent consideration is classified as a financial liability and is included in accounts payable and accrued liabilities. The contingent consideration was initially measured at fair value, and is re-measured at fair value at each reporting date through net earnings, within restructuring and acquisition-related costs. Fair value has been estimated based on the best estimate of the probability of the revenue targets being achieved, as well as using a discount rate which is based on the risk associated with the revenue targets being met. The discount rate applied to the contingent consideration was 13.5%.

A significant increase (decrease) in the best estimate of the probability of the revenue targets being achieved would result in a higher (lower) fair value of the contingent consideration, while a significant increase (decrease) in the discount rate would result in lower (higher) fair value of the consideration. As at October 5, 2014, management’s best estimate is that it is probable that the revenue targets will be achieved, and the fair value of the contingent consideration of $6.0 million as at October 5, 2014 reflects this assumption. There has been no significant change in the fair value of the contingent consideration since the acquisition date.

The consolidated results of the Company for fiscal 2014 include net sales of $21.0 million and net earnings of $3.2 million relating to Doris’ results of operation since the date of acquisition. The results of Doris are included in the Branded Apparel segment.

If the acquisition of Doris is accounted for on a pro forma basis as if it had occurred at the beginning of the Company’s fiscal year, the Company’s consolidated net sales and net earnings for the year ended October 5, 2014 would have been $2,428.8 million and $364.3 million, respectively. These pro forma figures have been estimated based on the results of Doris’ operations prior to being purchased by the Company, adjusted to reflect the fair value adjustments, which arose on the date of acquisition, as if the acquisition occurred on September 30, 2013, and should not be viewed as indicative of the Company’s future results.

New Buffalo Shirt Factory Inc.

On June 21, 2013, the Company acquired substantially all of the assets and assumed certain liabilities of New Buffalo Shirt Factory Inc. (“New Buffalo”) and its operating affiliate in Honduras, for cash consideration of $5.8 million, and a balance due of $0.5 million. The transaction also resulted in the effective settlement of $4.0 million of trade accounts receivable from New Buffalo prior to the acquisition. New Buffalo was a leader in screenprinting and apparel decoration, which provided high-quality screenprinting and decoration of apparel for global athletic and lifestyle brands. The rationale for the acquisition of New Buffalo was to complement the further development of the Company’s relationships with the major consumer brands which it supplies. The Company financed the acquisition through the utilization of its revolving long-term bank credit facility.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company determined the fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Goodwill is attributable primarily to New Buffalo’s assembled workforce, and management reputation and expertise, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is fully deductible for tax purposes. The fair value of acquired trade accounts receivable was $5.5 million. Gross contractual amounts receivable were $5.6 million and the best estimate at the date of acquisition of the contractual cash flows not expected to be collected amounted to $0.1 million.

The results of New Buffalo are included in the Branded Apparel segment.

CanAm Yarns, LLC

On October 29, 2012, the Company acquired the remaining 50% interest of CanAm Yarns, LLC (“CanAm”), its jointly-controlled entity, for cash consideration of $11.1 million. The entity was subsequently renamed Gildan Yarns, LLC (“Gildan Yarns”). The acquisition has been presented in the consolidated statement of cash flows as a cash outflow from investing activities of $2.3 million, which represents the cash consideration paid of $11.1 million, net of cash acquired of $8.8 million. The Company financed the acquisition through the utilization of its revolving long-term bank credit facility. Gildan Yarns operates yarn-spinning facilities in the U.S. in Cedartown, Georgia and Clarkton, North Carolina, and all of the output from these facilities is utilized by the Company in its manufacturing operations. The acquisition was part of the Company’s strategy to increase the degree of vertical integration in yarn spinning.

GILDAN 2014 REPORT TO SHAREHOLDERS P.76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS (continued):

CanAm Yarns, LLC (continued)

The Company accounted for this acquisition as a business combination achieved in stages using the acquisition method in accordance with IFRS 3, Business Combinations. The Company determined the fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Goodwill is attributable primarily to the assembled workforce of CanAm which was not recorded separately since it did not meet the recognition criteria for identifiable intangible assets. An amount of $1.1 million of goodwill recorded in connection with this acquisition is deductible for tax purposes.

Prior to the acquisition, the Company had a yarn supply agreement with CanAm which was effectively settled at the date of acquisition and resulted in a loss of $0.4 million. The settlement amount was determined by computing the fair value of the pre-existing relationship using observable market prices. At the date of acquisition, the previously held interest in CanAm was remeasured to its fair value resulting in a loss of $1.1 million. The fair value of the previously held 50% interest in CanAm was determined to be $11.1 million, being the same value as the amount disbursed to acquire the remaining 50% interest. The remeasurement of the previously held interest in CanAm, and the settlement of the pre-existing relationship are presented as a loss on business acquisition achieved in stages of $1.5 million which is included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income for fiscal 2013.

The Company had a deferred income tax liability balance of $1.1 million related to its previously held interest in the underlying assets and liabilities of CanAm, which was reversed at the date of acquisition as part of the remeasurement of the previously held interest in CanAm, resulting in a gain of $1.1 million. The reversal of the deferred income tax liability was recorded as a reduction to income tax expense in the consolidated statement of earnings and comprehensive income in fiscal 2013.

In fiscal 2014 and 2013, the output of Gildan Yarns was consumed primarily by the Printwear segment.

The following table summarizes the amounts recognized for the assets acquired and liabilities assumed at the date of acquisition for both business acquisitions in fiscal 2013:

	New Buffalo	CanAm	Total

Assets acquired:
Cash and cash equivalents	$-	$8,817	$8,817
Trade accounts receivable	5,506	-	5,506
Inventories	2,033	2,227	4,260
Prepaid expenses and deposits	69	62	131
Other current assets	25	401	426
Property, plant and equipment	1,990	12,404	14,394
Other non-current assets	-	75	75
	9,623	23,986	33,609

Liabilities assumed:
Accounts payable and accrued liabilities	(3,286)	(3,556)	(6,842)
Deferred income taxes	-	(914)	(914)
	(3,286)	(4,470)	(7,756)

Goodwill	3,958	2,308	6,266
Net assets acquired at fair value	$10,295	$21,824	$32,119

Cash consideration paid at closing	$5,757	$11,087	$16,844(i)
Fair value of the equity interest in CanAm held by the
Company immediately prior to the acquisition date	-	11,087	11,087
Balance due	500	-	500
Settlement of pre-existing relationships	4,038	(350)	3,688
	$10,295	$21,824	$32,119

(i)
The cash consideration paid has been presented in the 2013 consolidated statement of cash flows as a cash outflow from investing activities of $8.0 million, which represents the cash consideration paid of $16.8 million, net of cash acquired of $8.8 million.

GILDAN 2014 REPORT TO SHAREHOLDERS P.77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. CASH AND CASH EQUIVALENTS:

	October 5,	September 29,
	2014	2013

Bank balances	$65,099	$96,493
Term deposits	64	875
	$65,163	$97,368

7. TRADE ACCOUNTS RECEIVABLE:

	October 5,	September 29,
	2014	2013

Trade accounts receivable	$358,688	$258,685
Allowance for doubtful accounts	(4,423)	(3,667)
	$354,265	$255,018

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	2014	2013

Balance, beginning of year	$(3,667)	$(4,495)
Bad debt expense	(2,420)	(713)
Write-off of trade accounts receivable	1,834	1,607
Increase due to business acquisitions (note 5)	(170)	(66)
Balance, end of year	$(4,423)	$(3,667)

8. INVENTORIES:

	October 5,	September 29,
	2014	2013

Raw materials and spare parts inventories	$94,946	$69,508
Work in progress	52,010	36,507
Finished goods	632,451	489,779
	$779,407	$595,794

The amount of inventories recognized as an expense and included in cost of sales was $1,653.2 million for fiscal 2014 (2013 - $1,508.6 million), which included an expense of $2.3 million (2013 - $6.0 million) related to the write-down of inventory to net realizable value.

GILDAN 2014 REPORT TO SHAREHOLDERS P.78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY, PLANT AND EQUIPMENT:

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2014

Cost
Balance, September 29, 2013	$39,922	$249,230	$532,557	$114,628	$114,030	$1,050,367
Additions	5,759	48,524	61,881	17,510	166,872	300,546
Additions through business
acquisitions	-	32	5,780	139	-	5,951
Transfers	-	17,369	95,848	813	(114,030)	-
Disposals	(140)	(332)	(8,697)	(3,402)	-	(12,571)
Balance, October 5, 2014	$45,541	$314,823	$687,369	$129,688	$166,872	$1,344,293

Accumulated depreciation
Balance, September 29, 2013	$-	$72,465	$262,785	$59,248	$-	$394,498
Depreciation	-	14,337	58,816	11,408	-	84,561
Disposals	-	(191)	(5,035)	(3,266)	-	(8,492)
Balance, October 5, 2014	$-	$86,611	$316,566	$67,390	$-	$470,567
Carrying amount,
October 5, 2014	$45,541	$228,212	$370,803	$62,298	$166,872	$873,726

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2013

Cost
Balance, September 30, 2012	$38,936	$231,032	$532,341	$96,624	$11,769	$910,702
Additions	648	13,889	18,158	23,498	114,030	170,223
Additions through business
acquisitions	338	4,613	9,320	123	-	14,394
Transfers	-	435	9,144	2,190	(11,769)	-
Disposals	-	(739)	(36,406)	(7,807)	-	(44,952)
Balance, September 29, 2013	$39,922	$249,230	$532,557	$114,628	$114,030	$1,050,367

Accumulated depreciation
Balance, September 30, 2012	$-	$65,168	$242,923	$50,174	$-	$358,265
Depreciation	-	7,721	54,551	16,811	-	79,083
Disposals	-	(424)	(34,689)	(7,737)	-	(42,850)
Balance, September 29, 2013	$-	$72,465	$262,785	$59,248	$-	$394,498
Carrying amount,
September 29, 2013	$39,922	$176,765	$269,772	$55,380	$114,030	$655,869

Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process, and equipment not yet placed into service as at the end of the reporting period.

As at October 5, 2014, there were contractual purchase obligations outstanding of approximately $203.3 million for the acquisition of property, plant and equipment compared to $125.2 million as of September 29, 2013.

GILDAN 2014 REPORT TO SHAREHOLDERS P.79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL:

Intangible assets

2014	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, September 29, 2013	$133,866	$102,045	$51,000	$31,740	$1,700	$320,351
Additions	-	-	-	6,150	-	6,150
Additions through business
acquisitions	32,965	15,627	2,300	-	-	50,892
Disposals	-	-	-	(959)	-	(959)
Balance, October 5, 2014	$166,831	$117,672	$53,300	$36,931	$1,700	$376,434

Accumulated amortization
Balance, September 29, 2013	$30,451	$-	$18,689	$21,974	$1,700	$72,814
Amortization	7,556	-	7,660	2,009	-	17,225
Disposals	-	-	-	(958)	-	(958)
Balance, October 5, 2014	$38,007	$-	$26,349	$23,025	$1,700	$89,081
Carrying amount,
October 5, 2014	$128,824	$117,672	$26,951	$13,906	$-	$287,353

2013	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, September 30, 2012	$133,866	$102,045	$51,000	$28,105	$1,700	$316,716
Additions	-	-	-	4,315	-	4,315
Disposals	-	-	-	(680)	-	(680)
Balance, September 29, 2013	$133,866	$102,045	$51,000	$31,740	$1,700	$320,351

Accumulated amortization
Balance, September 30, 2012	$23,299	$-	$11,087	$21,109	$1,240	$56,735
Amortization	7,152	-	7,602	1,541	460	16,755
Disposals	-	-	-	(676)	-	(676)
Balance, September 29, 2013	$30,451	$-	$18,689	$21,974	$1,700	$72,814
Carrying amount,
September 29, 2013	$103,415	$102,045	$32,311	$9,766	$-	$247,537

The carrying amount of internally-generated assets within computer software was $6.9 million as at October 5, 2014 and $4.3 million as at September 29, 2013. Included in computer software as at October 5, 2014 is $5.1 million of assets not yet utilized in operations.

GILDAN 2014 REPORT TO SHAREHOLDERS P.80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL (continued):

Goodwill

	2014	2013

Balance, beginning of period	$150,099	$143,833
Goodwill acquired (note 5)	26,346	6,266
Balance, end of period	$176,445	$150,099

Recoverability of cash-generating units

Goodwill acquired through business acquisitions and trademarks with indefinite useful lives have been allocated to CGUs that are expected to benefit from the synergies of the acquisition, as follows:

	October 5,	September 29,
	2014	2013

Branded Apparel
Goodwill	$170,649	$144,303
Trademarks	112,972	97,345
	283,621	241,648

Printwear
Goodwill	5,796	5,796
Trademarks	4,700	4,700
	$10,496	$10,496

In assessing whether goodwill and indefinite life intangible assets are impaired, the carrying amount of the CGUs (including goodwill and indefinite life intangible assets) are compared to their recoverable amount. The recoverable amounts of CGUs are based on the higher of the value in use and fair value less costs to sell. The Company performed the annual impairment review for goodwill and indefinite life intangible assets as at October 5, 2014, and the estimated recoverable amounts exceeded the carrying amounts of the CGUs and as a result, there was no impairment identified.

Recoverable amount – Branded Apparel
The Company determined the recoverable amount of the Branded Apparel CGU based on the greater of the fair value less costs of disposal calculation and the value in use calculation. The fair value of the Branded Apparel CGU was based on an earnings multiple applied to forecasted earnings, while the value in use calculation was assessed using cash flow projections, which takes into account financial budgets and forecasts approved by senior management covering a five-year period with a terminal value calculated by discounting the final year in perpetuity. The key assumptions for the value in use calculation include estimated sales volumes, selling prices and input costs, as well as discount rates which are based on estimates of the risks associated with the projected cash flows based on the best information available as of the date of the impairment test. The pre-tax discount rate applied to cash flow projections was 14.7%. A growth rate of 2%, which does not exceed the historical and industry average growth rates, was used to calculate the terminal value. The Company determined that no reasonably possible change in the key assumptions used in determining the recoverable amount would have resulted in any impairment of goodwill or indefinite life intangible assets.

GILDAN 2014 REPORT TO SHAREHOLDERS P.81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $800 million. The facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable bankers’ acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). In December 2013, the Company amended its revolving long-term bank credit facility to extend the maturity date from January 2018 to January 2019. As at October 5, 2014, $157.0 million (September 29, 2013 - nil) was drawn under the facility, and the effective interest rate for fiscal 2014 was 1.2% (2013 - 2.4%). In addition, an amount of $7.9 million (September 29, 2013 - $7.4 million) has been committed against this facility to cover various letters of credit as described in note 24. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all of these covenants as at October 5, 2014.

Subsequent to year-end, in December 2014, the Company amended its revolving long-term bank credit facility to increase the facility to $1 billion from $800 million, and to extend the maturity date to April 2020 from January 2019.

12. EMPLOYEE BENEFIT OBLIGATIONS:

	October 5,	September 29,
	2014	2013

Defined benefit pension plan	$-	$5,776
Statutory severance obligation	17,556	10,935
Defined contribution plan	2,009	1,775
	$19,565	$18,486

(a)	Defined benefit pension plan:

The Company’s funded qualified defined benefit pension plan (“Retirement Plan”) covering certain employees of Gold Toe filed for termination in October 2012. The termination was approved in the fourth quarter of fiscal 2013, and the final wind-up took place in the first quarter of fiscal 2014. As the termination took place early in fiscal 2014, there were no significant movements in the benefit obligation or in the fair value of the plan assets, except for the employer contributions made as part of the settlement of the plan.

The funded status of the Company’s Retirement Plan was as follows:

	2014	2013

Benefit obligation, beginning of year	$8,807	$9,571
Interest cost	-	315
Actuarial gain	-	(529)
Settlement loss	1,898	-
Benefits paid	(57)	(550)
Plan settlements	(10,648)	-
Benefit obligation, end of year	$-	$8,807

Fair value of plan assets, beginning of year	$3,031	$3,700
Employer contributions	7,674	-
Plan settlements	(10,648)	-
Expected return on plan assets	-	101
Actuarial loss	-	(220)
Benefits paid	(57)	(550)
Fair value of plan assets, end of year	$-	$3,031

Plan deficit / defined benefit pension liability, end of year	$-	$5,776

GILDAN 2014 REPORT TO SHAREHOLDERS P.82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. EMPLOYEE BENEFIT OBLIGATIONS (continued):

(a)	Defined benefit pension plan (continued):

The net periodic pension expense of the Company’s Retirement Plan for the year ended October 5, 2014 of $1.9 million related to the loss incurred on the final settlement on the wind-up of the Retirement Plan, and was recorded in restructuring and acquisition-related costs. The net periodic pension expense of the Company’s Retirement Plan for the year ended September 29, 2013 of $0.2 million included interest costs of $0.3 million, offset by an expected return on plan assets of $0.1 million.

(b)	Statutory severance obligation:

	2014	2013

Benefit obligation, beginning of year	$10,935	$12,246
Service cost	9,312	8,242
Interest cost	5,232	3,650
Actuarial loss (gain)	3,614	(127)
Foreign exchange gain	(880)	(1,195)
Benefits paid	(10,657)	(11,881)
Benefit obligation, end of year	$17,556	$10,935

Significant assumptions for the calculation of the statutory severance obligation included the use of a discount rate of between 10% and 12% and rates of compensation increases between 5% and 8%.

(c)	Defined contribution plan:

During fiscal 2014, defined contribution expenses were $2.4 million (2013 - $2.3 million).

(d)	Actuarial losses recognized in other comprehensive income:

The cumulative amount of actuarial losses recognized in other comprehensive income as at October 5, 2014 was $6.8 million (September 29, 2013 - $3.2 million) which have been reclassified to retained earnings in the period in which they were recognized.

13. PROVISIONS:

	Decommissioning
	and site	Lease exit
	restoration costs	costs	Total

Balance, September 29, 2013	$13,853	$2,472	$16,325
Provisions made during the year	1,968	-	1,968
Provisions utilized during the year	-	(690)	(690)
Accretion of interest	323	-	323
Balance, October 5, 2014	$16,144	$1,782	$17,926

Provisions include estimated future costs of decommissioning and site restoration for certain assets located at the Company’s textile and sock facilities and a distribution centre in the U.S. for which the timing of settlement is uncertain, but has been estimated to be in excess of twenty years. The lease exit costs relate to the exit of an Anvil administrative office lease.

GILDAN 2014 REPORT TO SHAREHOLDERS P.83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EQUITY:

(a)	Shareholder rights plan:

The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b)	Accumulated other comprehensive income (“AOCI”):

Accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments outstanding at the end of the period.

(c)	Share capital:

Authorized:
Common shares, authorized without limit as to number and without par value. First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at October 5, 2014 and September 29, 2013 none of the first and second preferred shares were issued.

Issued:
As at October 5, 2014, there were 122,324,407 common shares (September 29, 2013 - 121,626,076) issued and outstanding, which are net of 146,769 common shares (September 29, 2013 - 282,761) that have been purchased and are held in trust as described in note 14(e).

(d)	Normal course issuer bid:

On December 3, 2014, the Board of Directors of the Company approved the initiation of a normal course issuer bid (“NCIB”) to purchase for cancellation up to 6.1 million common shares, representing approximately 5% of the Company’s total issued and outstanding common shares as of November 30, 2014. The Company is authorized to make purchases under the NCIB over the 12-month period beginning December 8, 2014 and ending on December 7, 2015 in accordance with the requirements of the Toronto Stock Exchange (“TSX”). Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (“NYSE”), or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada.

(e)	Common shares purchased as settlement for non-Treasury RSUs:

In September 2011, the Company established a trust for the purpose of settling the vesting of non-Treasury RSUs. For non-Treasury RSUs that are to be settled in common shares in lieu of cash, the Company directs the trustee to purchase common shares of the Company on the open market to be held in trust for and on behalf of the holders of non-Treasury RSUs until they are delivered for settlement, when the non-Treasury RSUs vest. At the time the common shares are purchased, the amounts previously credited to accounts payable and accrued liabilities for the non-Treasury RSUs initially expected to be settled in cash are transferred to contributed surplus. For accounting purposes, the common shares are considered as held in treasury, and recorded as a temporary reduction of outstanding common shares and share capital. Upon delivery of the common shares for settlement of the non-Treasury RSUs, the number of common shares outstanding is increased, and the amount in contributed surplus is transferred to share capital. The common shares purchased as settlement for non-Treasury RSUs were as follows:

	2014			2013
	Shares	Amount	Average cost	Shares	Amount	Average Cost

Balance, beginning of year	283	$9,747	$34.44	210	$5,990	$28.52
Purchased	300	14,481	48.27	278	9,621	34.61
Distributed	(436)	(17,173)	39.39	(205)	(5,864)	28.60
Balance, end of year	147	$7,055	$47.99	283	$9,747	$34.44

GILDAN 2014 REPORT TO SHAREHOLDERS P.84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EQUITY (continued):

(f)	Contributed surplus:

The contributed surplus account is used to record the initial value of equity-settled share based compensation transactions. Upon the exercise of stock options and the vesting of Treasury restricted share units, the corresponding amounts previously credited to contributed surplus are transferred to share capital.

15. FINANCIAL INSTRUMENTS:

Disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices, and how the Company manages those risks, are included in the section entitled “Financial risk management” of the Management’s Discussion and Analysis of the Company’s operations, financial performance and financial position as at October 5, 2014 and September 29, 2013. Accordingly, these disclosures are incorporated into these consolidated financial statements by cross-reference.

(a)	Financial instruments – carrying amounts and fair values:

The carrying amounts and fair values of financial assets and liabilities included in the consolidated statements of financial position are as follows:

	October 5,	September 29,
	2014	2013

Financial assets
Amortized cost:
Cash and cash equivalents	$65,163	$97,368
Trade accounts receivable	354,265	255,018
Other current assets	17,824	9,931
Long-term non-trade receivables included in other
non-current assets	4,008	3,400
Derivative financial instruments designated as effective
hedging instruments included in other current assets	920	1,103

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$361,377	$287,382
Long-term debt - bearing interest at variable rates	157,000	-
Derivative financial instruments designated as effective
hedging instruments included in accounts payable
and accrued liabilities	7,335	2,032
Contingent consideration included in accounts payable
and accrued liabilities	5,959	-

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt
The fair values of the long-term non-trade receivables included in other non-current assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts because the interest rates applied to measure their carrying amount approximate current market interest rates.

GILDAN 2014 REPORT TO SHAREHOLDERS P.85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. FINANCIAL INSTRUMENTS (continued):

(a)	Financial instruments – carrying amounts and fair values (continued):

Contingent consideration
The contingent consideration in connection with a business combination is payable based on the achievement of targets for growth in sales revenues for a three-year period from the date of the acquisition. The fair value measurement of the contingent consideration is determined using unobservable (Level 3) inputs. These inputs include (i) the estimated amount and timing of projected cash flows; (ii) the probability of the achievement of the factors on which the contingency is based; and (iii) the risk-adjusted discount rate used to present value the probability-weighted cash flows. Fair value has been estimated based on the best estimate of the probability of the revenue targets being achieved, as well as using a discount rate which is based on the risk associated with the revenue targets being met. The discount rate applied to the contingent consideration was 13.5%. Significant increases (decreases) in any of those inputs in isolation could result in a significantly lower (higher) fair value measurement. There has been no significant change in any of the inputs used to measure the fair value of the contingent consideration since the date of the acquisition. The contingent consideration is classified as a financial liability and is included in accounts payable and accrued liabilities.

Derivatives
The derivatives consist of foreign exchange and commodity forward and option contracts. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract at the measurement date under the same conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads.

The fair values of financial assets, financial liabilities and derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy, with the exception of the contingent consideration which was measured using Level 3 inputs. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

(b)  Derivative financial instruments:

During fiscal 2014, the Company entered into foreign exchange and commodity forward option contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar and to manage its exposure to movements in commodity prices.

The forward foreign exchange contracts were designated as either cash flow hedges or fair value hedges, and qualified for hedge accounting. The forward foreign exchange contracts outstanding as at October 5, 2014 consisted primarily of contracts to reduce the exposure to fluctuations in Euros, Pounds sterling, and Swiss franc, against the U.S. dollar.

The commodity option contracts were designated as cash flow hedges and qualified for hedge accounting. The commodity option contracts outstanding as at October 5, 2014 consisted primarily of zero-cost collar contracts to reduce the exposure to movements in commodity prices.

For fiscal 2014, the derivatives designated as either cash flow hedges or fair value hedges were considered to be fully effective and no ineffectiveness has been recognized in net earnings, as the critical terms of the hedged items are closely aligned to the critical terms of the hedging instruments.

GILDAN 2014 REPORT TO SHAREHOLDERS P.86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. FINANCIAL INSTRUMENTS (continued):

(b)  Derivative financial instruments (continued):

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at October 5, 2014:

				Carrying and fair value		Maturity
	Notional				Accounts
	foreign				payable
	currency	Average	Notional	Other	and
	amount	exchange	U.S. $	current	accrued	0 to 12
	equivalent	rate	equivalent	assets	liabilities	months

Cash flow hedges:
Forward foreign exchange contracts:
Sell GBP/Buy USD	3,229	1.6668	5,382	173	-	173
Sell EUR/Buy USD	7,386	1.3693	10,114	747	-	747

Fair value hedges:
Forward foreign exchange contracts:
Sell USD/Buy CHF	28,854	1.1350	32,749	-	(2,397)	(2,397)
Sell USD/Buy EUR	32,375	1.3252	42,902	-	(1,832)	(1,832)
			$91,147	$920	$(4,229)	$(3,309)

The following table summarizes the Company’s commodity option contracts outstanding as at October 5, 2014:

		Carrying and fair value	Maturity
	Notional	Accounts
	amount	payable and	0 to 12
	(pounds)	accrued liabilities	months

Cash flow hedges:

Zero-cost collars	23,000	$(3,106)	$(3,106)

A zero-cost collar is a combination of two option contracts that limit the holder’s exposure to changes in prices within a specific range. The “costless” nature of this derivative financial instrument is achieved by buying a call option (the acquisition of a right to purchase) for consideration equal to the premium received from selling a put option (the sale to the counterparty of a right to sell). The Company settled a portion of its zero-cost collar contracts designated as cash flow hedges during the fourth quarter of fiscal 2014, resulting in a loss of $5.1 million which is reflected in the statement of other comprehensive income, and will affect net earnings during fiscal 2015.

GILDAN 2014 REPORT TO SHAREHOLDERS P.87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. FINANCIAL INSTRUMENTS (continued):

(b)  Derivative financial instruments (continued):

The following table summarizes the Company’s hedged items as at October 5, 2014:

						Change in	Cash
			Accumulated amount			value used	flow
	Carrying amount of		of FVH adjustments			for calculating	hedge
	the hedged item		on the hedged item		Line	hedge	reserve
	Assets	Liabilities	Assets	Liabilities	item	ineffectiveness	(AOCI)

Cash flow hedges:

Foreign currency risk
Forecast sales	-	-	-	-		$426	$(426)
Forecast expenses	-	-	-	-		-	-

Commodity risk
Forecast purchases	-	-	-	-		(8,158)	8,158

Fair value hedges:

Foreign currency risk
Firm commitment	$5,040	$-	$5,040	$-	Other	(5,040)	-
					current
					assets

No ineffectiveness was recognized in net earnings as the change in value used for calculating the ineffectiveness of the hedging instruments was the same as the change in value used for calculating the ineffectiveness of the hedged items.

(c)	Financial expenses, net:

	2014	2013

Interest expense on financial liabilities recorded at amortized cost	$2,061	$3,899
Recognition of deferred hedging loss on interest rate swaps (i)	-	4,734
Bank and other financial charges	3,299	3,674
Interest accretion on discounted provisions	323	312
Foreign exchange (gain) loss	(2,786)	239
Derivative gain on financial instruments not designated for
hedge accounting	-	(845)
	$2,897	$12,013

(i)
During the fourth quarter of fiscal 2013, the Company concluded that the majority of the designated interest payments for which interest rate swap contracts has been entered into were no longer expected to occur, and that it was no longer economic to maintain the interest rate swaps as the borrowings under the credit facility were fully repaid at the end of fiscal 2013. Therefore, the interest rate swaps were unwound, and the corresponding deferred loss on interest rate swaps remaining in accumulated other comprehensive income of $4.7 million was recognized immediately in net earnings, under the financial expenses caption.

GILDAN 2014 REPORT TO SHAREHOLDERS P.88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. FINANCIAL INSTRUMENTS (continued):

(d)	Hedging components of other comprehensive income (“OCI”):

	2014	2013

Net (loss) gain on derivatives designated as cash flow hedges
Foreign currency risk	$(1,307)	$1,168
Commodity price risk	(8,158)	-

Income taxes	95	(12)

Amounts reclassified from OCI to net earnings, related to foreign currency risk, and included in:
Net sales	3,272	469
Cost of sales	-	(321)
Selling, general and administrative expenses	113	-
Financial expenses, net	(67)	5,110
Income taxes	(33)	5

Amounts reclassified from OCI to property, plant and equipment,
related to foreign currency risk	(991)	-

Hedging loss	$(7,076)	$6,419

The change in the time value element of option contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for fiscal 2014. No amounts were reclassified to net earnings in fiscal 2014 related to commodity price risk.

The change in forward element of derivatives designated as cash flow and fair value hedges to reduce foreign currency risk was not significant for fiscal 2014.

As at October 5, 2014, approximately $7.1 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months.

16. SHARE-BASED COMPENSATION:

(a)	Employee share purchase plans:

The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase from Treasury, common shares of the Company at a price of 90% of the then current share price as defined in the plans. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 2,500,000 common shares for issuance under the plans. As at October 5, 2014, a total of 340,873 shares (September 29, 2013 - 319,712) were issued under these plans. Included as compensation costs in selling, general and administrative expenses is $0.1 million (2013 - $0.1 million) relating to the employee share purchase plans.

(b)	Stock options and restricted share units:

The Company’s Long-Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. On February 2, 2006, the shareholders of the Company approved an amendment to the LTIP to fix at 6,000,316 the number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs. As at October 5, 2014, 1,981,468 common shares remained authorized for future issuance under this plan.

GILDAN 2014 REPORT TO SHAREHOLDERS P.89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION:

(b)	Stock options and restricted share units:

The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Stock options granted since fiscal 2007 vest equally beginning on the second, third, fourth and fifth anniversary of the grant date, with the exception of a special one-time award of 409,711 options which cliff vest on the fifth anniversary of the grant date, and expire no more than seven or ten years after the date of the grant.

Holders of Treasury RSUs, non-Treasury RSUs and deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs and non-Treasury RSUs expected to be settled in common shares are credited to contributed surplus when the dividends are declared, whereas the additional awards related to outstanding non-Treasury RSUs expected to be settled in cash and deferred share units are credited to accounts payable and accrued liabilities.

Outstanding stock options were as follows:

		Weighted average
		exercise price
	Number	(CA$)

Stock options outstanding, September 30, 2012	1,054	$25.18
Changes in outstanding stock options:
Granted	191	31.17
Exercised	(195)	27.18
Forfeited	(4)	29.72
Stock options outstanding, September 29, 2013	1,046	25.88
Changes in outstanding stock options:
Granted	173	48.43
Exercised	(118)	30.36
Stock options outstanding, October 5, 2014	1,101	$28.95

As at October 5, 2014, 680,829 outstanding options were exercisable at the weighted average exercise price of CA$23.76 (September 29, 2013 - 143,283 options at CA$29.33). For stock options exercised during fiscal 2014, the weighted average share price at the date of exercise was CA$57.75 (2013 - CA$42.21). Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during the twelve months ended October 5, 2014 was $20.50 (September 29, 2013 - $14.34). Expected volatilities are based on the historical volatility of Gildan’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

	2014	2013

Exercise price	$ 48.43	$ 31.17
Risk-free interest rate	1.87%	1.30%
Expected volatility	50.65%	54.70%
Expected life	5.25 years	5.25 years
Expected dividend yield	0.77%	0.95%

GILDAN 2014 REPORT TO SHAREHOLDERS P.90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

The following table summarizes information about stock options issued and outstanding and exercisable at October 5, 2014:

	Options issued and outstanding		Options exercisable
		Remaining
Exercise prices (CA$)	Number	contractual life (yrs)	Number

$ 20.12	43	2	43
$ 22.13	410	5	410
$ 23.49	62	1	62
$ 27.20	168	4	79
$ 28.64	51	3	36
$ 31.17	191	5	48
$ 39.39	3	0	3
$ 48.43	173	6	-
	1,101		681

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. With limited exceptions, all Treasury RSUs awarded to date vest within a five-year vesting period. The vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit

Treasury RSUs outstanding, September 30, 2012	884	$23.13
Changes in outstanding Treasury RSUs:
Granted	21	38.28
Granted for dividends declared	7	40.06
Settled through the issuance of common shares	(93)	28.38
Forfeited	(47)	30.31
Treasury RSUs outstanding, September 29, 2013	772	22.64
Changes in outstanding Treasury RSUs:
Granted	10	51.95
Granted for dividends declared	5	52.89
Settled through the issuance of common shares	(423)	21.54
Forfeited	(31)	35.29
Treasury RSUs outstanding, October 5, 2014	333	$24.14

As at October 5, 2014 and September 29, 2013, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, for fiscal 2014 was $4.9 million (2013 - $5.4 million), and the counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

GILDAN 2014 REPORT TO SHAREHOLDERS P.91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

Outstanding non-Treasury RSUs were as follows:

	2014	2013

Non-Treasury RSUs outstanding, beginning of year	569	529
Changes in outstanding non-Treasury RSUs:
Granted	169	223
Granted for performance	102	38
Granted for dividends declared	5	6
Settled	(443)	(210)
Forfeited	(18)	(17)
Non-Treasury RSUs outstanding, end of year	384	569

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares purchased on the open market. The settlement amount for non-Treasury RSUs expected to be settled in cash is based on the Company's five-day average share price at the vesting date. Beginning in fiscal 2010, 100% of non-Treasury RSUs awarded to executive officers have vesting conditions that are dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly listed companies. In addition, up to two times the actual number of non-Treasury RSUs awarded to executive officers can vest if exceptional financial performance is achieved. As at October 5, 2014 and September 29, 2013, none of the outstanding non-Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, for fiscal 2014 was $13.6 million (2013 - $10.0 million). As at October 5, 2014, 213,088 non-Treasury RSUs (September 29, 2013 – 271,029) were expected to be settled in cash, for which a recognized amount of $6.1 million (September 29, 2013 - $6.3 million) is included in accounts payable and accrued liabilities, based on a fair value per non-Treasury RSU of $54.11 (September 29, 2013 - $47.01).

(c)	Deferred share unit plan:

The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units ("DSUs"). The value of these DSUs is based on the Company’s share price at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at October 5, 2014, there were 135,889 (September 29, 2013 - 121,677) DSUs outstanding at a value of $7.4 million (September 29, 2013 - $5.7 million). This amount is included in accounts payable and accrued liabilities based on a fair value per deferred share unit of $54.11 (September 29, 2013 - $47.01). The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses, which for fiscal 2014 was $1.9 million (2013 - $2.7 million).

Changes in outstanding DSUs were as follows:

	2014	2013

DSUs outstanding, beginning of year	122	110
Granted	18	22
Granted for dividends declared	1	1
Redeemed	(5)	(11)
DSUs outstanding, end of year	136	122

GILDAN 2014 REPORT TO SHAREHOLDERS P.92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES:

(a)	Selling, general and administrative expenses:

	2014	2013

Selling expenses	$104,680	$99,666
Administrative expenses	107,543	115,526
Distribution expenses	73,792	67,371
	$286,015	$282,563

(b)	Employee benefit expenses:

	2014	2013

Salaries, wages and other short-term employee benefits	$362,724	$310,862
Share-based payments	18,618	15,483
Post-employment benefits	19,698	16,244
	$401,040	$342,589

(c)	Lease expense:

During the year ended October 5, 2014 an amount of $19.9 million was recognized in the consolidated statement of earnings and comprehensive income relating to operating leases (2013 - $19.1 million).

As at October 5, 2014, the future minimum lease payments under non-cancellable leases were as follows:

October 5,
2014

Within 1 year	$14,893
Between 1 and 5 years	26,758
More than 5 years	2,783
$44,434

18. RESTRUCTURING AND ACQUISITION-RELATED COSTS, AND ASSETS HELD FOR SALE:

Restructuring and acquisition-related costs are presented in the following table, and are comprised of costs directly related to the closure of business locations or the relocation of business activities, changes in management structure, as well as transaction, exit and integration costs incurred pursuant to business acquisitions.

		Business
		acquisitions
	Facility	and changes in
	closures and	management
2014	relocations	structure	Total

Gains on disposal of assets held for sale and
property, plant and equipment	$(345)	$-	$(345)
Employee termination and benefit costs	429	92	521
Loss on settlement on wind-up of defined benefit
pension plan	1,898	-	1,898
Exit, relocation and other costs	100	310	410
Acquisition-related transaction costs	-	763	763
	$2,082	$1,165	$3,247

GILDAN 2014 REPORT TO SHAREHOLDERS P.93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. RESTRUCTURING AND ACQUISITION-RELATED COSTS, AND ASSETS HELD FOR SALE (continued):

		Business
		acquisitions
	Facility	and changes in
	closures and	management
2013	relocations	structure	Total

Write-downs and losses on disposal of assets held
for sale and property, plant and equipment	$552	$-	$552
Employee termination and benefit costs	1,436	-	1,436
Net pension expense	-	214	214
Exit, relocation and other costs	3,864	1,830	5,694
Remeasurement of contingent consideration in
connection with a business acquisition	-	(950)	(950)
Loss on business acquisition achieved in stages (note 5)	-	1,518	1,518
Acquisition-related transaction costs	-	324	324
	$5,852	$2,936	$8,788

Facility closure and relocation costs in fiscal 2014 related primarily to a loss of $1.9 million incurred on the final settlement on the wind-up of the Gold Toe defined benefit pension plan. In fiscal 2013, most of the facility closure and relocation costs related to the integration of Anvil, including a charge of $2.5 million for costs related to the exit of an Anvil administrative office lease in fiscal 2013.

Costs related to business acquisitions and changes in management structure in fiscal 2014 related mainly to transaction costs incurred in connection with the acquisition of the net operating assets of Doris. Costs related to business acquisitions and changes in management structure in fiscal 2013 included a loss on business acquisition achieved in stages of $1.5 million relating to the acquisition of CanAm.

Assets held for sale of $5.8 million as at October 5, 2014 (September 29, 2013 - $5.8 million) include property, plant and equipment primarily relating to closed facilities. The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred until all assets related to the closures are disposed. Any gains or losses on the disposal of the assets held for sale relating to closed facilities will also be accounted for as restructuring charges as incurred.

19. INCOME TAXES:

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2014	2013

Earnings before income taxes	$366,524	$330,719
Applicable tax rate	26.9%	26.9%
Income taxes at applicable statutory rate	98,412	88,801

(Decrease) increase in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(89,258)	(84,037)
Income tax (recovery) expense related to prior taxation years	(1,597)	25
Non-recognition of tax benefits related to tax losses
and temporary differences	-	6,064
Effect of non-deductible expenses and other	(585)	(312)
Total income tax expense	$6,972	$10,541
Average effective tax rate	1.9%	3.2%

The Company’s applicable statutory tax rate is the Canadian combined rate applicable in the jurisdictions in which the Company operates.

GILDAN 2014 REPORT TO SHAREHOLDERS P.94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. INCOME TAXES (continued):

The details of income tax expense are as follows:

	2014	2013
Current income taxes, includes $430 (2013 - $25) relating to prior

taxation years	$10,052	$8,352

Deferred income taxes:
Origination and reversal of temporary differences	(1,053)	(3,621)
Recognition of tax benefits relating to prior taxation years	(2,027)	-
Non-recognition of tax benefits related to tax losses
and temporary differences	-	6,064
Effect of substantively enacted income tax rates changes	-	(254)
	(3,080)	2,189

Total income tax expense	$6,972	$10,541

Significant components of the Company’s deferred income tax assets and liabilities relate to the following temporary differences and unused tax losses:

	October 5,	September 29,
	2014	2013

Deferred tax assets:
Non-capital losses	$62,909	$61,342
Non-deductible reserves and accruals	24,999	35,030
Property, plant and equipment	7,335	6,816
Other items	6,301	4,839
	101,544	108,027
Unrecognized deferred tax assets	(14,954)	(17,771)
Deferred tax assets	$86,590	$90,256

Deferred tax liabilities:
Property, plant and equipment	$(4,896)	$(6,062)
Intangible assets	(82,043)	(82,751)
Deferred tax liabilities	$(86,939)	$(88,813)
Deferred income taxes	$(349)	$1,443

The details of changes to deferred income tax assets and liabilities were as follows:

	2014	2013

Balance, beginning of year, net	$1,443	$4,471

Recognized in the statements of earnings:
Non-capital losses	2,211	(5,044)
Non-deductible reserves and accruals	(9,853)	2,806
Property, plant and equipment	1,685	2,104
Intangible assets	5,316	4,784
Other	1,694	(775)
Unrecognized deferred tax assets	2,027	(6,064)
	3,080	(2,189)

Business acquisitions	(4,890)	(914)
Other	18	75
Balance, end of year, net	$(349)	$1,443

GILDAN 2014 REPORT TO SHAREHOLDERS P.95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. INCOME TAXES (continued):

As at October 5, 2014, the Company has tax credits, capital and non-capital loss carryforwards and other taxable temporary differences available to reduce future taxable income for tax purposes representing a tax benefit of approximately $15 million, for which no deferred tax asset has been recognized (September 29, 2013 - $17.8 million), because the criteria for recognition of the tax asset was not met. The tax credits and capital and non-capital loss carryforwards expire between 2019 and 2034. The recognized deferred tax asset is supported by projections of future profitability of the Company. Following the acquisition of Doris on July 7, 2014, the Company recognized a deferred income tax recovery of $4.7 million relating to the tax benefit of a portion of its previously unrecognized tax losses, for an amount equal to the deferred income tax liabilities recorded as part of the purchase accounting for Doris. Approximately $2.0 million of the tax recovery relates to prior year tax losses.

The Company has not recognized a deferred income tax liability for the undistributed profits of subsidiaries operating in foreign jurisdictions, as the Company currently has no intention to repatriate these profits. If expectations or intentions change in the future, the Company may be subject to an additional tax liability upon distribution of these earnings in the form of dividends or otherwise. As at October 5, 2014, a deferred income tax liability of approximately $43 million would result from the recognition of the taxable temporary differences of approximately $157 million.

20. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	2014	2013

Net earnings - basic and diluted	$359,552	$320,178

Basic earnings per share:
Basic weighted average number of common shares outstanding	121,765	121,455
Basic earnings per share	$2.95	$2.64

Diluted earnings per share:
Basic weighted average number of common shares outstanding	121,765	121,455
Plus dilutive impact of stock options, Treasury RSUs and common
shares held in trust	1,414	1,253
Diluted weighted average number of common shares outstanding	123,179	122,708
Diluted earnings per share	$2.92	$2.61

Excluded from the above calculation for the year ended October 5, 2014 are 173,226 stock options (2013 - 191,088). None of the Treasury RSUs (2013 - 3,997) were deemed to be anti-dilutive.

21. DEPRECIATION AND AMORTIZATION:

	2014	2013

Depreciation of property, plant and equipment	$84,561	$78,897
Adjustment for the variation of depreciation of property, plant and
equipment included in inventories at the beginning and end of the year	(6,168)	(374)
Depreciation of property, plant and equipment included in net earnings	78,393	78,523
Amortization of intangible assets, excluding software	15,216	15,214
Amortization of software	2,009	1,541
Depreciation and amortization included in net earnings	$95,618	$95,278

GILDAN 2014 REPORT TO SHAREHOLDERS P.96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	2014	2013

Depreciation and amortization (note 21)	$95,618	$95,278
Loss on business acquisition achieved in stages (note 5 and 18)	-	1,518
Restructuring charges related to assets held for sale and property,
plant and equipment (note 18)	(345)	552
Gain on remeasurement of contingent consideration (note 18)	-	(950)
(Gain) loss on disposal of property, plant and equipment	(548)	1,002
Share-based compensation	10,207	8,268
Deferred income taxes (note 19)	(3,080)	2,189
Equity earnings in investment in joint venture	-	(46)
Unrealized net (gain) loss on foreign exchange and financial derivatives	(1,783)	428
Timing differences between settlement of financial derivatives
and transfer of deferred loss in AOCI to net earnings	(5,863)	-
Other non-current assets	(125)	(2,032)
Employee benefit obligations	(2,053)	(467)
Provisions	1,601	3,283
	$93,629	$109,023

(b)	Variations in non-cash transactions:

	2014	2013

Additions to property, plant and equipment included in accounts
payable and accrued liabilities	$13,993	$1,754
Addition to property, plant and equipment transferred from
prepaid expenses and deposits and other non-current assets	-	5,826
Proceeds on disposal of property, plant and equipment included
in other current assets	(79)	-
Amounts payable relating to business acquisitions (note 5)	(6,400)	(500)
Settlement of pre-existing relationship (note 5)	-	(4,038)
Transfer from accounts payable and accrued liabilities to
contributed surplus in connection with share repurchases for
future settlement of non-Treasury RSUs	8,383	5,114
Non-cash ascribed value credited to contributed surplus for
dividends attributed to Treasury RSUs	212	269
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share
units and exercise of stock options	26,785	10,272

GILDAN 2014 REPORT TO SHAREHOLDERS P.97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. RELATED PARTY TRANSACTIONS:

(a)	Joint ventures:

In 2013, the Company had transactions with CanAm prior to its acquisition of the remaining 50% ownership interest of CanAm as described in note 5 to these consolidated financial statements. These transactions were based on arm’s length terms and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Total yarn purchases made by the Company from CanAm in 2013 were $1.4 million. The Company’s share of the joint venture’s loss for 2013 was $0.4 million.

(b)	Key management personnel compensation:

Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. The amount for compensation expense recognized in net earnings for key management personnel was as follows:

	2014	2013

Short-term employee benefits	$5,149	$6,906
Post-employment benefits	189	129
Share-based payments	11,909	11,373
	$17,247	$18,408

    The amounts in accounts payable and accrued liabilities for share-based compensation awards to key management personnel were as follows:

	October 5,	September 29,
	2014	2013

Non-Treasury RSUs	$1,031	$1,857
DSUs	6,906	5,716
	$7,937	$7,573

(c)	Other:

The Company leases manufacturing, warehouse and office space from certain officers of subsidiaries of the Company under operating leases. The payments made on these leases were in accordance with the terms of the lease agreements established and agreed to by the related parties, which amounted to $0.7 million for fiscal 2014 (2013 - $0.3 million). There were no amounts owing as at October 5, 2014 and September 29, 2013.

24. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES:

(a)	Claims and litigation

On October 12, 2012, Russell Brands, LLC, an affiliate of Fruit of the Loom, filed a lawsuit against the Company in the United States District Court of the Western District of Kentucky at Bowling Green, alleging trademark infringement and unfair competition and seeking injunctive relief and unspecified money damages. The litigation concerned labelling errors on certain inventory products shipped by Gildan to one of its customers. Upon being made aware of the error, the Company took immediate action to retrieve the disputed products. During the second quarter of fiscal 2013, the Company agreed to resolve the litigation by consenting to the entry of a final judgment providing for, among other things, the payment of $1.1 million.

The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

GILDAN 2014 REPORT TO SHAREHOLDERS P.98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES (continued):

(b)	Guarantees:

The Company, and some of its subsidiaries, have granted financial guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at October 5, 2014, the maximum potential liability under these guarantees was $38.4 million (September 29, 2013 - $27.0 million), of which $10.0 million was for surety bonds and $28.4 million was for financial guarantees and standby letters of credit (September 29, 2013 - $5.5 million and $21.5 million, respectively).

As at October 5, 2014, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items.

25. CAPITAL DISCLOSURES:

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while at the same time taking a conservative approach towards financial leverage and management of financial risk.

The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s primary uses of capital are to finance working capital requirements, capital expenditures, payment of dividends, and business acquisitions. The Company currently funds these requirements out of its internally-generated cash flows and the periodic use of its revolving long-term bank credit facility. The Company used its revolving long-term bank credit facility primarily to fund business acquisitions in recent years, including the acquisition of Doris in the fourth quarter of fiscal 2014.

In December 2013, the Company amended its revolving long-term bank credit facility to extend the maturity date from January 2018 to January 2019. The facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable bankers’ acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement).

Subsequent to year-end, in December 2014, the Company amended its revolving long-term bank credit facility to increase the facility to $1 billion from $800 million, and to extend the maturity date to April 2020 from January 2019.

The primary measure used by the Company to monitor its financial leverage is its ratio of net debt to earnings before financial expenses/income, taxes, depreciation and amortization, and restructuring and acquisition-related costs (“adjusted EBITDA”), which it aims to maintain at less than a maximum of 3.0:1. Net debt is defined as long-term debt less cash and cash equivalents. As at October 5, 2014 and September 29, 2013 the Company’s net debt to adjusted EBITDA ratio was below 1.0:1.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances.

During fiscal 2014, the Company paid an aggregate of $53.2 million of dividends (2013 - $43.7 million) representing a quarterly dividend of $0.108 per share. On December 3, 2014 the Board of Directors declared a quarterly dividend of $0.13 per share for an expected aggregate payment of $15.9 million which will be paid on January 12, 2015 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on December 18, 2014. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Board of Directors will consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving long-term bank credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

The Company is not subject to any capital requirements imposed by a regulator.

GILDAN 2014 REPORT TO SHAREHOLDERS P.99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe, Asia-Pacific and Latin America.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets and distributes branded family apparel, which includes athletic, casual and dress socks, sheer hosiery, legwear, shapewear, underwear and activewear products, primarily to U.S. and Canadian retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of these consolidated financial statements.

	2014	2013

Segmented net sales:
Printwear	$1,559,549	$1,468,659
Branded Apparel	800,445	715,644
Total net sales	$2,359,994	$2,184,303

Segment operating income:
Printwear	$389,022	$364,363
Branded Apparel	73,236	78,444
Total segment operating income	$462,258	$442,807

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$462,258	$442,807
Amortization of intangible assets, excluding software	(15,216)	(15,214)
Corporate expenses	(74,374)	(76,119)
Restructuring and acquisition-related costs	(3,247)	(8,788)
Financial expenses, net	(2,897)	(12,013)
Equity earnings in investment in joint venture	-	46
Earnings before income taxes	$366,524	$330,719

Additions to property, plant and equipment and intangible assets
(including additions from business acquisitions and transfers):
Printwear	$185,665	$50,354
Branded Apparel	116,754	10,693
Corporate	3,145	25,624
Assets not yet utilized in operations, net of transfers	57,975	102,261
	$363,539	$188,932

Depreciation of property, plant and equipment:
Printwear	$46,361	$50,759
Branded Apparel	29,393	25,277
Corporate	2,639	2,487
	$78,393	$78,523

GILDAN 2014 REPORT TO SHAREHOLDERS P.100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. SEGMENT INFORMATION (continued):

The reconciliation of total assets to segmented assets is as follows:

	October 5,	September 29,
	2014	2013

Segmented assets (i):
Printwear	$1,157,855	$915,253
Branded Apparel	1,151,005	866,067
Total segmented assets	2,308,860	1,781,320
Unallocated assets:
Cash and cash equivalents	65,163	97,368
Income taxes receivable	1,439	700
Assets held for sale	5,839	5,839
Deferred income taxes	-	1,443
Assets not yet utilized in operations	172,005	114,030
Other - primarily corporate assets	39,738	42,951
Consolidated assets	$2,593,044	$2,043,651

(i) Segmented assets include the net carrying amounts of intangible assets and goodwill.

Property, plant and equipment, intangible assets, and goodwill, were allocated to geographic areas as follows:

	October 5,	September 29,
	2014	2013

United States	$691,601	$534,523
Canada	117,036	37,544
Honduras	408,485	354,039
Caribbean Basin	92,336	98,257
Bangladesh	19,297	19,507
Other	8,769	9,635
	$1,337,524	$1,053,505

Net sales by major product group were as follows:

	2014	2013

Activewear and underwear	$1,870,892	$1,717,869
Socks	489,102	466,434
	$2,359,994	$2,184,303

Net sales were derived from customers located in the following geographic areas:

	2014	2013

United States	$2,088,938	$1,957,904
Canada	84,212	65,959
Europe and other	186,844	160,440
	$2,359,994	$2,184,303

GILDAN 2014 REPORT TO SHAREHOLDERS P.101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. SEGMENT INFORMATION (continued):

The Company has two customers accounting for at least 10% of total net sales.

	2014	2013

Customer A	17.7%	17.9%
Customer B	10.7%	11.3%

27. EVENTS AFTER THE REPORTING PERIOD:

On December 3, 2014, the Company announced a reduction in its base selling prices in the Printwear segment. The Company also concurrently announced that the reduction in selling prices will be applied to existing distributor inventories, which is projected to result in a distributor inventory devaluation discount of approximately $45 million, and which will be recorded as a deduction from net sales in the first quarter of fiscal 2015.

GILDAN 2014 REPORT TO SHAREHOLDERS P.102